SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-16707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2003, and Independent Registered Public Accounting Firm’s Report.

The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b)	Exhibits

(1) Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (following financial statements).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee administering The Prudential Employee Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

Dated: June 24, 2004	By:	/s/ Susan K. Markuson
Susan K. Markuson
Vice President, Corporate Employee Benefits
Chairperson of the Administrative Committee

The Prudential Employee Savings Plan

Financial Statements

(Modified Cash Basis) and

Additional Information

December 31, 2003 and 2002

The Prudential Employee Savings Plan

Index

December 31, 2003 and 2002

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Prudential Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 2 and as permitted under the Department of Labor’s Rules and Regulations, the Plan prepares its financial statements and supplemental schedules on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the Plan’s financial statements referred to in the first paragraph of this report present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with a modified cash basis of accounting, as described in Note 2.

Our audits of the Plan’s financial statements were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule (modified cash basis), (Schedule of Assets Held for Investment Purposes) of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York

June 24, 2004

The Prudential Employee Savings Plan

Statement of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2003 and 2002

	2003	2002
Assets
Investments
At contract value
PESP Fixed Rate Fund	$2,774,210,165	$2,624,378,054
At fair value
Insurance company pooled separate accounts
Core Equity Account	218,279,374	161,632,618
Small Company Stock Account	294,268,054	204,967,832
Registered investment companies
Dryden Active Allocation Fund	60,563,489	48,992,262
Dryden Stock Index Fund	235,228,884	175,621,400
Jennison Growth Fund	334,316,097	249,214,870
Strategic Partners International Value Fund	123,547,283	98,772,189
American Century Income & Growth Fund	65,757,014	32,527,283
American High Income Trust Fund	21,438,351	10,708,316
Jennison U.S. Emerging Growth Fund	52,405,311	24,779,592
Jennison Equity Opportunity Fund	79,884,697	52,053,420
Fidelity Advisor Government Investment Fund	1,545,615	—
Master Trust (Note 13)
Prudential Financial, Inc. Common Stock Fund	53,254,395	60,584,286
Prudential Financial, Inc. Common Stock Fund - ESOP (Note 9)	195,302,965	147,951,722
Participant Loans	31,305,437	27,911,698

Net assets available for benefits	$4,541,307,131	$3,920,095,542

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2003

Additions to net assets
Investment income
Net appreciation in fair value of investments	$415,582,580
Interest and dividend income	165,908,918

Total investment income	581,491,498
Investment expenses (Note 5)	(735,418)

Net investment income	580,756,080

Contributions
Employer	54,217,469
Employee	169,087,861

Total contributions	223,305,330

Plan-to-plan transfers (Note 12)	81,736,108

Total additions	885,797,518

Deductions from net assets
Benefits paid to participants	264,585,929

Total deductions	264,585,929

Net increase	621,211,589
Net assets available for benefits
Beginning of year	3,920,095,542

End of year	$4,541,307,131

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective September 10, 2002, the Plan includes a new feature known as the Employee Stock Ownership Plan (“ESOP”) (Note 9).

Participation

Each employee shall be an eligible employee and may commence participation on the later of (1) his or her Employment Commencement Date (or Reemployment Commencement Date), or (2) the date he or she becomes a Covered Employee. An eligible employee who is eligible to enroll as a participant in the Plan may elect to enroll, or not to enroll, pursuant to procedures established by the Administrative Committee. An eligible employee may choose whether or not to contribute to the Plan at any time. When an eligible employee is hired and does not affirmatively elect either to participate or to decline participation in the Plan within 30 days of hire, the employee will be automatically enrolled in the Plan until the employee affirmatively elects otherwise.

Contributions

Through automatic enrollment the participant will contribute 4% of his or her eligible earnings (as defined in the Plan) on a before-tax basis, subject to Internal Revenue Code (“IRC”) limitations. The participant’s before tax contribution amount, plus one-half the Company matching contributions, and all investment results thereon will be invested in the PESP Fixed Rate Fund as a result of automatic enrollment. The remaining half of the Company matching contributions will be invested in the Prudential Financial, Inc. Common Stock Fund (“PFI Common Stock Fund”) until subsequently transferred by the participant to one or more other investment options. Once enrolled, participants may elect to increase, decrease or stop their before-tax and after-tax contributions, at any time with the change effective as soon as administratively possible, subject to the Company’s Personal Securities Trading Policy. Make-up after-tax contributions are not permitted. Rollover contributions are allowed.

Effective January 1, 2002, participants can contribute up to 50% of eligible earnings as defined in the Plan, in any combination of before-tax and/or after-tax contributions. The Company continues to match 100% of a participant’s before-tax contributions only up to 4% of a participant’s eligible earnings, as defined in the Plan. Effective January 1, 2004, employees hired on or after such date will be required to complete one year of service prior to becoming eligible for Company matching contributions. Any employee hired before January 1, 2004, will not be subject to this rule even if later rehired on or after such date.

Effective July 1, 2002, and each year thereafter, if a participant reaches age 50 or older during the year and the participant reaches the regular IRC section 401(k) limit for such year (for example, $12,000 in 2003) or certain of the Plan’s other limits for contributions, the participant may be eligible to make before-tax catch-up contributions to the Plan during the calendar year from eligible earnings. Before-tax catch-up contributions are not subject to Company matching contributions. For 2003, catch-up contributions are limited to $2,000, increased annually by $1,000 to be $5,000 in year 2006.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the IRC.

Beginning January 1, 2002, if a participant takes a hardship withdrawal from another qualified plan maintained by an affiliate that complies with the safe harbor provisions, such participant will be prohibited from making before-tax and after-tax contributions under the Plan for 6 months following receipt of such withdrawal.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) Plan net earnings. Allocations are based on the participant’s eligible earnings and account balances, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon in the case of reaching age 65, death, or total and permanent disability while an employee.

Forfeitures

If a participant terminates employment with the Company, the nonvested portion of the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five year period, as stated above, the pending forfeiture amounts are invested as part of the PESP Fixed Rate Fund. Any amounts not reinstated to a participant, after the five year period, may be used to reduce future Company matching contributions, or to pay administrative expenses.

At December 31, 2003 and 2002 pending forfeiture amounts invested in the PESP Fixed Rate Fund amounted to $13,670,964 and $13,108,823, respectively. Forfeitures of $3,500,000 were used to reduce the Company’s matching contributions in 2003.

Investment Options

Effective January 1, 2002, 50% of the Company matching contributions under the Plan are automatically invested in the PFI Common Stock Fund. The remainder of the participant’s Company matching contributions are made according to the participant’s current investment allocation selections.

Generally, there are no restrictions on transferring Company matching contributions from the PFI Common Stock Fund to any of the other 12 investment options available under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

In July of 2003 the Company added one new investment option (Fidelity Advisor Government Investment Fund) and changed the name of several others. Currently participants may direct their current account balance and future contributions in 1% increments in any of the following thirteen investment options:

PESP Fixed Rate Fund – The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable, competitive interest rates based on current market conditions. The guaranteed rate of return is reset annually, in advance of the year to which the rate applies. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company.

Core Equity Account, VCA-IF (Prudential Separate Account) – This portfolio seeks to provide long-term growth, taking into account both income and capital appreciation, by investing primarily in the equities of major, well-established companies that appear to be in sound financial condition and have the potential for price appreciation greater than broadly based stock indices. This separate account is offered under a group annuity contract issued by the Company.

Small Company Stock Account, VCA-6 (Prudential Separate Account) – This portfolio seeks long-term growth of capital, taking into account income and capital appreciation. The portfolio invests primarily in common stocks of small, less well-known U.S. companies. This separate account is offered under a group annuity contract issued by the Company.

Dryden Active Allocation Fund, Class-Z (Prior to December 8, 2003 known as Dryden Active Balance Fund) (Prior to July 7, 2003 known as Prudential Active Balanced Fund) – This mutual fund seeks income and long-term growth of capital by investing in a portfolio of equity, fixed-income, and money market instruments. The fund is actively managed to capitalize on undervalued securities as perceived by the fund managers.

Dryden Stock Index Fund, Class-I (Prior to July 7, 2003 known as Prudential Stock Index Fund) – This mutual fund seeks to provide investment results that correspond to the price and yield performance of the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index).

Jennison Growth Fund, Class-Z (Prior to July 7, 2003 known as Prudential Jennison Growth Fund) – This mutual fund seeks long-term growth of capital. It invests primarily in equity securities issued by companies with market capitalization exceeding $1 billion and believed to have above-average growth prospects.

Strategic Partners International Value Fund, Class Z (Prior to July 7, 2003 known as Prudential International Value Fund) – This mutual fund seeks to achieve long-term growth of capital. It invests primarily in equity securities of foreign (non-U.S. based) companies of all sizes.

American Century Income & Growth Fund, Investor Class – This mutual fund seeks capital growth by investing in common stocks. It invests primarily in common stocks selected from a universe of the 1,500 largest publicly traded companies in the U.S. The goal is to create a fund that provides better returns than the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index).

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Jennison Equity Opportunity Fund, Class-Z (Prior to July 7, 2003 known as Prudential Jennison Equity Opportunities Fund) – This mutual fund seeks to achieve long-term growth of capital and income. Current income is a secondary objective. It invests primarily in common stocks issued by companies with growth prospects that appear to be under appreciated by the market.

Jennison U.S. Emerging Growth Fund, Class-Z (Prior to July 7, 2003 known as Prudential US Emerging Growth Fund) – This mutual fund seeks long-term capital appreciation. It invests primarily in stocks of small- and medium-sized U.S. companies with the potential for above-average growth.

American High Income Trust Fund, Class-A – This mutual fund seeks to provide a high level of current income with capital appreciation as a secondary goal. It invests primarily in lower-rated or unrated corporate bonds, including those of non-U.S. issuers. The fund may also invest in equity securities that provide an opportunity for capital appreciation. Additionally it may hold cash or money market instruments.

Prudential Financial, Inc. (PFI) Common Stock Fund (This option was first available on January 1, 2002) – This portfolio primarily invests in Prudential Financial, Inc. common stock and a small portion is invested in money market shares or other liquid investments. The goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also provides modest liquidity.

Fidelity Advisor Government Investment Fund, Class I (First available as of July 1, 2003) – This options seeks to provide a high level of current income by investing at least 80% of its assets in intermediate-term U.S. Government Securities as well as repurchase agreements for these securities, it may also have allocations to agency issues, including mortgage backed securities.

Payment of Benefits

Upon termination of service due to retirement, disability, death or other reasons, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, purchase an annuity from the Company, receive a combination of a single payment for less than the total plus an annuity, receive installment payments (subject to the limits set forth below) or delay taking a distribution until it is considered mandatory by law.

Prior to April 1, 2002, participants were allowed to elect installment payments. Effective April 1, 2002, this option was eliminated. If the participant elected installment payments prior to April 1, 2002, those installment payments will continue.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Accounts.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the plan, or

b)	50% of their entire vested Plan account, or

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

c)	100% of the value of the sum of the balance, if any, of the participant’s before-tax contribution account and rollover account.

The $50,000 maximum takes into account all loans to the participant from any plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. The modified cash basis of accounting is a cash receipts and disbursements method of accounting with securities investments stated at fair value.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for its investment contract (PESP Fixed Rate Fund), which is valued at contract value (Note 3). The value of the participation units owned by the Plan in the Company’s pooled separate accounts, the master trust, and registered investment companies is based on quoted net asset value of units held by the Plan.

Purchases and sales of units of participation are recorded on a trade-date basis. Interest and dividend income is recorded when received.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis, based on their selected investment options. The carrying value is cost which approximates fair market value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

3.	Investment Contract with Insurance Company

The fixed dollar accounts of the unallocated group annuity insurance contract, as part of the PESP Fixed Rate Fund, are valued at contract value (which represents contributions made under the contract, plus interest, less participant withdrawals). This value approximates fair value. The contract is fully benefit responsive.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. For 2003 and 2002 the annual crediting interest rate established for both before-tax and after-tax contributions was 5.81% and 6.45%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3.5%.

4.	Investments

The following table presents the Plan’s investments. Investments that represent five percent or more of the Plan assets are separately identified.

	December 31,
	2003		2002
Investments at fair value as determined by quoted market price
Insurance company pooled separate accounts
Core Equity Account	$218,279,374		$161,632,618
Small Company Stock Account	294,268,054	*	204,967,832	*

	512,547,428		366,600,450
Registered investment companies
Jennison Growth Fund	334,316,097	*	249,214,870	*
Dryden Stock Index Fund	235,228,884	*	175,621,400
Strategy Partners International Value Fund	123,547,283		98,772,189
Dryden Active Allocation Fund	60,563,489		48,992,262
American Century Income & Growth Fund	65,757,014		32,527,283
American High Income Trust Fund	21,438,351		10,708,316
Jennison U.S. Emerging Growth Fund	52,405,311		24,779,592
Jennison Equity Opportunity Fund	79,884,697		52,053,420
Fidelity Advisor Gov’t Invt. Fund	1,545,615		—

	974,686,741		692,669,332
Master Trust
Prudential Financial, Inc. Common Stock Fund	53,254,395		60,584,286
Prudential Financial, Inc.
Common Stock Fund - ESOP	195,302,965		147,951,722

	248,557,360	*	208,536,008	*
Investments at contract value
PESP Fixed Rate Fund	2,774,210,165	*	2,624,378,054	*

	$4,510,001,694		$3,892,183,844

*	Represents five percent or more of the Plan’s net assets available for benefits as of the end of the year.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

During 2003, the Plan’s investments (including gains and losses on investments bought and sold during the year) appreciated in value by $415,582,580 as follows:

Net (depreciation)/appreciation in Fair Value

Year Ended December 31, 2003
Investments at fair value as determined by quoted market price
Core Equity Account	$57,688,971
Small Company Stock Account	93,268,051
Dryden Active Allocation Fund	11,937,079
Dryden Stock Index Fund	47,577,043
Jennison Growth Fund	75,646,039
Strategic Partners International Value Fund	25,961,599
American Century Income & Growth Fund	11,557,087
American High Income Trust Fund	2,756,126
Jennison U.S. Emerging Growth Fund	12,226,588
Jennison Equity Opportunity Fund	17,742,222
Fidelity Advisor Gov’t Investment Fund	(17,538)
Prudential Financial, Inc. Common Stock Fund (Notes 8, 9)	59,239,313

Net change in fair value	$415,582,580

5.	Related Party Transactions

The Company (or an affiliate of the Company), on behalf of the Plan, acts as the investment manager for each of the investment options currently offered by the Plan other than the American Century Income & Growth Fund, American High Income Trust Fund, and the Fidelity Advisors Gov’t Investment Fund. The mutual funds bear expenses ranging from .30% to 1.47% of average net assets attributable to each investment option, substantially all of which relates to investment management and other fees received by the Company and its affiliates.

Plan expenses paid by the Company for management fees of the Pooled Separate Accounts and other administrative expenses of the Plan amounted to $1,713,454 for the year ended December 31, 2003.

During 2003, the Plan reimbursed the Company $735,418, for the payment of asset management expenses.

The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Participant Loans according to the financial statements and Form 5500:

	December 31,
	2003	2002
Participant Loans per the financial statements	$31,305,437	$27,911,698
Certain cumulative deemed distributions of participant loans	(951,134)	(217,038)

Participant Loans per the Form 5500	$30,354,303	$27,694,660

The following is a reconciliation of Benefits Paid according to the financial statements for the year ended December 31, 2003 and Form 5500 (including Deemed Distributions):
Total Benefits paid to participants per financial statements	$264,585,929
2003 Active Loan Defaults (Deemed Distributions)	845,946
Prior Period Active Loan Defaults Foreclosed	(111,850)

Total Benefits paid & Deemed distributed to participants per Form 5500	$265,320,025

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

8.	Demutualization

Through the demutualization process, the total value of the Company was distributed to eligible policyholders, including the Plan, which received shares of Prudential Financial, Inc. (“PFI”) common stock.

In January 2002, the Plan received 5,790,033 shares of PFI common stock from the demutualization of the Company valued at $184,710,280. On April 26, 2002, an allocation of the value of the shares was credited to eligible participants’ accounts as units in the PFI Common Stock Fund of the Plan.

The distribution of value was allocated to the accounts of each eligible participant based upon the following: one-third on a per-capita basis; one-third based upon the participant’s length of eligibility to participate in the Plan; and one-third based upon the participant’s average account balance from March 31, 1998 to December 31, 2001.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

9.	Employee Stock Ownership Plan (“ESOP”)

Effective as of September 10, 2002 the Employee Stock Ownership Plan (“ESOP”) portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. Each eligible Plan account received a demutualization distribution of value (see Note 9 above) that was invested in the PFI Common Stock Fund. To fund the ESOP the recordkeeper will, at the close of each plan year as determined, transfer (“Sweep”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option except for certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Dividends will be paid to the ESOP and thereafter either distributed to participants or reinvested into participants’ ESOP accounts. All participants will have a choice of either reinvesting the dividends into the ESOP account or receiving cash on a yearly basis. Participants cannot contribute directly to the ESOP.

The trustee of the Plan shall purchase shares of PFI common stock on behalf of the PFI Common Stock Fund at fair market value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund will be allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

10.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the receipt of this letter, the Plan administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in material conformity with the applicable requirements of the IRC, and no provision for income tax is necessary.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

12.	Plan-to-Plan Transfers

Prudential Financial, Inc. and Wachovia Corporation entered into a Retail Brokerage Company Formation Agreement as of February 19,2003 relating to the divestiture of the retail brokerage and clearing businesses of Prudential Securities Incorporated (“PSI”) to a limited liability company (the “Wachovia Transaction”), which closed on July 1, 2003. As a result of the Wachovia Transaction, a plan-to-plan transfer of $81,736,108 occurred with respect to certain individuals that transferred from PSI to Prudential Financial.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

13.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other Prudential Company-sponsored Defined Contribution Plans. Each participating Defined Contribution Plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Prudential Trust Company (the “Trustee”). As of December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 100% and 91%, respectively. Investment income relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the fair values of investments for the Master Trust.

	December 31,
	2003	2002
Investment at fair value
Prudential Financial, Inc. common stock	$240,908,684	$222,071,037
Interest bearing cash, net	7,648,676	7,504,998

	$248,557,360	$229,576,035

The following table presents the net investment income for the Master Trust.
	December 31, 2003
Investment income
Net appreciation in fair value of
Investments	$60,223,985
Dividends	2,958,566

	$63,182,551

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes	Additional Information
December 31, 2003	Schedule 1

Identity of issue, borrower lessor or similar party	Description of investment	Cost		Current Value
* PESP Fixed Rate Fund	Prudential Insurance Co. General Account	$2,774,210,165		$2,774,210,165
* Core Equity Account	Prudential Insurance Co. Separate Account	219,879,666		218,279,374
* Small Company Stock Account	Prudential Insurance Co. Separate Account	226,723,772		294,268,054
Dryden Active Allocation Fund	Mutual Fund	58,338,498		60,563,489
Dryden Stock Index Fund	Mutual Fund	251,884,483		235,228,884
Jennison Growth Fund	Mutual Fund	398,832,990		334,316,097
Strategic Partners International Value Fund	Mutual Fund	135,589,732		123,547,283
Fidelity Advisor Gov’t Investment Fund	Mutual Fund	1,565,515		1,545,615
American Century Income & Growth Fund	Mutual Fund	60,305,069		65,757,014
American High Income Trust Fund	Mutual Fund	19,818,063		21,438,351
Jennison U.S. Emerging Growth Fund	Mutual Fund	49,383,414		52,405,311
Jennison Equity Opportunity Fund	Mutual Fund	70,472,795		79,884,697
Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	93,798,583	***	248,557,360

* Participant Loans	4.00% - 10.50%**	—		31,305,437

		$4,360,802,745		$4,541,307,131

*	Party-in-interest

**	Represents range of annual interest rates on outstanding loans

***	No cost was attributed to the Prudential Financial, Inc. common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in the PFI Common Stock Fund on April 26, 2002.